RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 17 DATED DECEMBER 22, 2015
TO THE PROSPECTUS DATED APRIL 2, 2015

This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2015, as supplemented by Supplement No. 1 dated April 2, 2015, Supplement No. 2 dated May 4, 2015, Supplement No. 3 dated May 19, 2015, Supplement No. 4 dated June 3, 2015, Supplement No. 5 dated July 2, 2015, Supplement No. 6 dated August 3, 2015, Supplement No.7 dated August 6, 2015, Supplement No. 8 dated August 14, 2015, Supplement No. 9 dated September 1, 2015, Supplement No. 10 dated September 30, 2015, Supplement No. 11 dated October 2, 2015, Supplement No. 12 dated October 23, 2015, Supplement No. 13 dated November 2, 2015, Supplement No. 14 dated November 12, 2015, Supplement No. 15 dated November 16, 2015, and Supplement No. 16 dated December 1, 2015. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose:

•	our acquisition of an office property in Sterling, Virginia.

Acquisition of a Property in Sterling, Virginia

On December 21, 2015, we, through a wholly-owned subsidiary, acquired a fee-simple interest in a free-standing office building in Sterling, Virginia, which we refer to as Loudoun Gateway I, from an unaffiliated seller for a purchase price of $21,950,000 in cash, exclusive of closing costs.

Description of Loudoun Gateway I

Loudoun Gateway I is a 102,015 square foot office building located on a 7.8 acre site at 45245 Business Court in Sterling, Virginia. The site is within the Loudoun Gateway Business Park, which is comprised of 14 buildings including Loudoun Gateway I. The property sits approximately three miles north of Washington Dulles International Airport at the intersection of Route 28 and Old Ox Road (Route 606) providing direct vehicular access to a network of highways and other commuter thoroughfares that connect Northern Virginia with the broader Washington, DC metropolitan region. The greater Washington, DC metropolitan area can be accessed via four routes: Route 28, the Dulles Toll Road, Route 50, and Route 7. Dulles Town Center, Dulles Town Crossing, Dulles 28 Centre, and Reston Town Center are all within short driving distances of the property, offering tenants a multitude of dining and entertainment options.

Loudoun Gateway I provides 480 surface parking spaces or 4.7 per 1,000 square feet. The property is 100% occupied and has an average effective annual rental per square foot rate of $25.18 as of the closing. The office building is leased to one tenant, Orbital ATK, Inc., or Orbital ATK. Information about this tenant is set forth in the table below:

Tenant	Type of Business	% of Net Rentable Area	Type of Lease	Lease Commencement Date(2)	Lease Expiration Date	Annual Base Rent(3)
Orbital ATK(1)	Space, Defense Aviation	100%	Modified Gross	Mar 2012	Aug 2023	$25.18

(1)
The initial lease commenced on March 1, 2012 for 18.7% of net rentable area. In July 2014, Orbital ATK executed an amendment to the existing lease providing for an expansion to an additional 52.7% of the net rentable area commencing January 2015 and an option for the remainder of net rentable area. In October 2014, Orbital ATK exercised its option for the remaining 28.6% of net rentable area commencing May 2015.

(2)
Orbital ATK has one four-year renewal option at Fair Market Value (as defined in the Orbital ATK lease). The renewal option may be exercised by written notice no fewer than 12 months, and no more than 14 months, prior to expiration. Orbital ATK also has a one-time option to terminate the lease, either in its entirety or with respect to only one floor, which must be either the first or fourth floor. The effective date, should Orbital ATK exercise its termination option, is December 31, 2020, with notice to the landlord given no later than December 1, 2019. Notice to terminate the lease must be accompanied by a termination fee, which totals approximately 18 months of rental payments.

(3)	The lease contains annual rent increases.

The average occupancy rate and annual effective rent per square foot for each of the last 5 years is set forth in the table below:

	Occupancy Rate	Annual Effective Rent Per Square Foot
2014	18.7%	$25.07
2013	38.0	25.58
2012	54.1	25.35
2011	51.4	26.01
2010	66.0	25.59

Loudoun Gateway I’s capitalization rate at the time of acquisition was 7.8%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, including acquisition related costs. Net operating income is calculated by deducting from gross operating revenues received from a property, all operating expenses of a property, including property taxes and management fees, but excluding operating expenses payable directly by tenants pursuant to net leases, debt service payments and capital expenditures. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the 12-month period after the acquisition based on in-place leases, potential rent increases or decreases and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.

We have no plans for material capital improvements in the near term, and we believe Loudoun Gateway I is adequately covered by insurance and suitable for its intended purposes as an office building. For federal income tax purposes, we estimate that the depreciable basis in Loudoun Gateway I will be approximately $20,000,000. We will depreciate the building based upon an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on Loudoun Gateway I total approximately $319,000.

Loudoun Gateway I is located in Loudoun County in the Sterling office micro-market of Northern Virginia. Sterling is one of the few micro-markets in Northern Virginia with a positive year-to-date net absorption and a limited construction pipeline. With an 84% increase in population between 2010 and 2014, Loudoun County is the second fastest growing county in the Washington, DC metro area. Loudoun County is also the second most affluent county in the United States.

Financing of Loudoun Gateway I

The acquisition of Loudoun Gateway I was funded through a combination of proceeds from our public offering and $20,000,000 of borrowings under our credit facility with Wells Fargo. Of this borrowing amount, $7,975,091 is from existing borrowing capacity on previously acquired properties, while $12,024,909 is specific to Loudoun Gateway I. The credit facility bears interest at a variable per annum rate equal to the adjusted British Bankers Association LIBOR Rate plus 1.70%, payable monthly, which equated to 2.10% at the time of acquisition with respect to the aforementioned borrowings. With this borrowing, the property has a loan-to-cost ratio of approximately 55% post-acquisition.

Property Management

We have engaged Transwestern Carey Winston, L.L.C. as the property manager for Loudoun Gateway I.